EXHIBIT 16 TO FORM 8-K

October 1, 2004

Securities and Exchange Commission450
Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated October 1, 2004 of Derma Sciences, Inc. and are in agreement with the first sentence of the first paragraph and, the second, fourth, fifth and sixths paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP